CNL Hotels & Resorts, Inc.
450 South Orange Avenue
Orlando, FL 32801

April 20, 2005

VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408
Mail Stop 04-09
Attention: Jeffrey Shady, Attorney-Advisor

Re:          CNL Hotels & Resorts, Inc.
    Application for Withdrawal Pursuant to Rule 477
    Form 8-A12B (SEC File No. 001-32254)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, CNL Hotels & Resorts, Inc., formerly known as CNL Hospitality Properties, Inc., a Maryland corporation (the “Registrant”), hereby applies for withdrawal of its Form 8-A12B (File No. 001-32254) together with all amendments thereto (the “Form 8-A12B”). The Form 8-A12B was originally filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2004 and was amended on August 2, 2004. The Registrant requests the withdrawal of the Form 8-A12B because it has determined not to list its securities on the New York Stock Exchange, Inc. at this time.

Accordingly, the Registrant respectfully requests that an order granting the withdrawal of the Form 8-A12B be issued by the Commission as soon as reasonably practicable. Please fax a copy of the order to the Registrant at 407-423-2894 and to Joseph Herz of Greenberg Traurig, LLP, the Registrant’s counsel in connection with this matter, at 212-801-6400.

If you have any questions regarding the foregoing application for withdrawal, please contact Joseph Herz at (212) 801-6926.

Sincerely,

/s/ Mark E. Patten
Mark E. Patten
Senior Vice President and Chief
                            Accounting Officer